



# Natchdaddy LLC
# Small Business Bond™

## Bond Terms:

**Bond Yield:** 11.25%

**Target Raise Amount:** $50,000

**Offering End Date:** May 28, 2024

**Repayment Period:** 2 years (24 months)

**Minimum Raise Amount:** $10,000

## Company Details:

**Name:** Natchdaddy LLC

**Founded:** November 1, 2019

**Address:** 4449 Sacred Arrow Dr
              Austin, TX 78735

**Industry:** Limited-Service Restaurants

**Employees:** 9

**Website:** https://www.goldenhouratx.com/

## Use of Funds Allocation:

If the maximum raise is met:

$30,000 (60.00%) – of the proceeds will go towards debt refinancing
$17,000 (34.00%) – of the proceeds will go towards working capital- marketing & operations
$3,000 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

## Social:

Instagram: 4,188 Followers





## Business Metrics:

|  | FY22 | FY23 | YTD 3/31/2024 |
|---|---|---|---|
| Total Assets | $19,120 | $29,998 | $39,491 |
| Cash & Cash Equivalents | $19,120 | $17,392 | $17,604 |
| Accounts Receivable | $0 | $0 | $1,592 |
| Short-term Debt | $8,497 | $23,025 | $2,728 |
| Long-term Debt | $0 | $0 | $49,932 |
| Revenue | $75,386 | $739,865 | $210,856 |
| Cost of Goods Sold | $80,310 | $349,521 | $88,834 |
| Taxes | $0 | $0 | $0 |
| Net Income | -$140,627 | -$87,487 | -$23,667 |

## Recognition:

**Natchdaddy LLC (DBA Golden Hour)** wants to create the type of environment and welcoming space where people would love to spend all day and night. They have a 100% natural wine list, craft beers, specialty coffee, wine-based cocktails, and truly special food. One can start with a delicious cappuccino and pastry (or a breakfast burrito on a leg day), followed by a glass of wine and a small plate or two in the evening.

**Natchdaddy LLC (DBA Golden Hour)** offers a daytime cafe environment with specialty coffee and a delicious breakfast burrito, among other breakfast and lunch items. After lunch, they transition into a natural wine bar with chef-driven cuisine--European style through a South Austin lens.

For more information, contact our Customer Support Team at support@thesmbx.com

